LION BIOTECHNOLOGIES, INC.

21900 Burbank Blvd. Third Floor
Woodland Hills, CA 91367

July 6, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lion Biotechnologies, Inc.
Post-Effective Amendment No. 3 to Form S-1 on Form S-3
Filed June 23, 2015
Reg. No. 333-192649

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above-referenced Post-Effective Amendment No. 3 to 4:00 P.M., Washington, D.C. time, on Wednesday, July 8, 2015, or as soon thereafter as is practicable.

In making this request, Lion Biotechnologies, Inc. (“Lion Biotechnologies”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Post-Effective Amendment No. 3 effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment No. 3 effective, does not relieve Lion Biotechnologies from its full responsibility for the adequacy and accuracy of the disclosures in the Post-Effective Amendment No. 3; and

•	Lion Biotechnologies may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lion Biotechnologies also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Post-Effective Amendment No. 3.

Securities and Exchange Commission

July 6, 2015

If possible, please call Istvan Benko at (310) 789-1226 to confirm the effectiveness.

Very truly yours,

/s/ Molly Henderson
Molly Henderson
Chief Financial Officer

cc:	Istvan Benko